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Caroline Wouters
Vice President,
Corporate Communications
Wolters Kluwer nv
+ 31 (0)20 6070 459
press@wolterskluwer.com

Kevin Entricken
Vice President,
Investor Relations
Wolters Kluwer nv
+ 31 (0)20 6070 407
ir@wolterskluwer.com

Wolters Kluwer Completes Acquisition of 55% of the International Centre for Financial and Economic Development in a Joint Venture in Russia

Joint venture supports Wolters Kluwer Legal, Tax & Regulatory Europe's strategy to expand into high-growth markets in Eastern Europe

Amsterdam (December 12, 2007) - Wolters Kluwer, a leading global information services and publishing company, today announced it has completed the purchase of a majority participation of 55% of the shares in the International Centre for Financial and Economic Development (ICFED), a leading Moscow-based professional publisher specializing in information services for human resources, tax, and accounting professionals. ICFED becomes part of the Legal, Tax & Regulatory Europe division. The joint venture significantly extends Wolters Kluwer's position in the emerging markets in Eastern Europe as a provider of integrated products and solutions.

ICFED (known in the Russian language as MCFR) has market leading positions in the publication of journals, books, and loose-leafs, as well as services such as education and training for human resources, tax, accounting, legal, and public administration professionals in Russia. Wolters Kluwer and ICFED will bring together a strong force with significant combined resources.

"For many years ICFED has provided excellent services for customers in those parts of the Russian publishing market that match our core activities well. ICFED's position in this high growth market gives Wolters Kluwer Legal, Tax & Regulatory Europe an opportunity to expand our footprint in the Russian market. We welcome this joint venture and look forward to working closely with the ICFED team," stated Rolv Eide, CEO of Wolters Kluwer Legal, Tax & Regulatory Europe.

Over the past two years ICFED has expanded into Ukraine, Kazakhstan, and Uzbekistan - key members of the Commonwealth of Independent States - launching customized versions of their products and training resources for HR and tax professionals. Wolters Kluwer recognizes the motivation and progressive action of ICFED, an element that has made it an attractive business partner.

ICFED was founded in 1991 and has grown rapidly to become one of the leading Russian companies in this industry. ICFED has over 800 full-time employees and an extended network of over 2,000 consultants, authors and lecturers. In this joint venture, the current owners of ICFED will remain on to further expand the company and its success. Wolters Kluwer has the right to acquire the remaining 45% of shares over time. Terms of the transaction are not disclosed.

About Wolters Kluwer
Wolters Kluwer is a leading global information services and publishing company. The company provides products and services for professionals in the health, tax, accounting, corporate, financial services, legal and regulatory sectors. Wolters Kluwer has annual revenues (2006) of €3.4 billion, employs approximately 18,450 people worldwide, and maintains operations across Europe, North America, and Asia Pacific. Wolters Kluwer is headquartered in Amsterdam, the Netherlands. Its shares are quoted on the Euronext Amsterdam (WKL) and are included in the AEX and Euronext 100 indices. For more information, visit www.wolterskluwer.com.


Wolters Kluwer

Forward-looking Statements

This press release contains forward-looking statements. These statements may be identified by words such as "expect," "should," "could," "shall," and similar expressions. Wolters Kluwer cautions that such forward-looking statements are qualified by certain risks and uncertainties that could cause actual results and events to differ materially from what is contemplated by the forward-looking statements. Factors which could cause actual results to differ from these forward-looking statements may include, without limitation, general economic conditions; conditions in the markets in which Wolters Kluwer is engaged; behavior of customers, suppliers, and competitors; technological developments; the implementation and execution of new ICT systems or outsourcing; and legal, tax, and regulatory rules affecting Wolters Kluwer's businesses, as well as risks related to mergers, acquisitions, and divestments. In addition, financial risks such as currency movements, interest rate fluctuations, liquidity, and credit risks could influence future results. The foregoing list of factors should not be construed as exhaustive. Wolters Kluwer disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

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